Exhibit 99.3

Chimerix, Inc.

Stock Option Grant Notice
(Inducement Grant Outside of the 2024 Equity Incentive Plan)

Chimerix, Inc. (the “Company”) has granted to you (the “Participant”) an option to purchase the number of shares of Common Stock set forth below (the “Option”). The Option is granted outside of the Chimerix, Inc. 2024 Equity Incentive Plan (“Plan”), and is subject to all of the terms and conditions set forth in this Stock Option Grant Notice (the “Grant Notice”), the Option Agreement (the “Option Agreement”) and the Plan (as if it had been granted pursuant to the Plan), all of which are available by logging into your UBS Financial Services Inc. One Source Account (the “UBS Account”) and which are incorporated herein in their entirety. Capitalized terms not explicitly defined in this Grant Notice but defined in the Option Agreement or the Plan will have the meanings set forth in the Option Agreement or the Plan, as applicable.

Participant:
Date of Grant:
Vesting Commencement Date:
Number of Shares of Common Stock Subject to Option:
Exercise Price (Per Share):
Total Exercise Price:
Expiration Date:

Type of Grant:	You have been granted a Nonstatutory Stock Option. Please log into your UBS Account to see the exact details of your Option.

Exercise Schedule:	Same as Vesting Schedule

Vesting Schedule:	Subject to your Continuous Service through each applicable vesting date, the Option will vest as follows:

[1/4th of the shares vest upon the one year anniversary of the [later of (i) the Grant Date and (ii) Vesting Commencement Date] [Vesting Commencement Date]; the balance of the shares vest in a series of 36 successive equal monthly installments thereafter,] provided that if your Continuous Service terminates due to your Disability or death, then, as of the date of your termination of Continuous Service, any then-unvested shares subject to the Option will become fully vested and exercisable.

Participant Acknowledgements: By your electronic acceptance of the Option via your UBS Account, you expressly acknowledge that you understand and agree that:

•	The Option is governed by this Grant Notice, the Option Agreement and the Plan, all of which are made a part of this document. Unless otherwise provided in the Plan, this Grant Notice and the Option Agreement may not be modified, amended or revised except in a writing signed by you and a duly authorized officer of the Company.

•	Copies of this Grant Notice, the Option Agreement, the Plan and the prospectus are available via your UBS Account and may be viewed and printed by you. You consent to receive this Grant Notice, the Option Agreement, the Plan, the prospectus and any other Plan-related documents by electronic delivery and to participate in the Company’s equity compensation program through an online or electronic system established and maintained by the Company or another third party designated by the Company; to the extent such online system is no longer through your UBS Account, references to your UBS Account herein shall be deemed to refer to such subsequent electronic system.

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•	You have read and are familiar with the provisions of this Grant Notice, the Option Agreement, the Plan and the prospectus. In the event of any conflict between the provisions in this Grant Notice, the Option Agreement or the prospectus and the provisions of the Plan, the provisions of the Plan will control.

•	As of the Date of Grant, this Grant Notice, the Option Agreement and the Plan set forth the entire understanding between you and the Company regarding the Option and supersede all prior oral and written agreements, promises and/or representations regarding the Option, with the exception of (i) other equity awards previously granted to you and Common Stock previously issued to you; (ii) any applicable compensation recovery or clawback policy that is adopted by the Company or is required by Applicable Law; and (iii) any written employment, offer letter, severance or other agreement, or any written severance plan or policy, in each case that specifies the terms that should govern the Option.

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CHIMERIX, INC.

OPTION AGREEMENT

(Inducement Grant Outside of the 2024 Equity Incentive Plan)

As reflected by your Stock Option Grant Notice (the “Grant Notice”) and this Option Agreement (the “Option Agreement”), Chimerix, Inc. (the “Company”) has granted you an option to purchase a number of shares of Common Stock at the exercise price indicated in your Grant Notice (the “Option”). The Option is granted in compliance with NASDAQ Listing Rule 5635(c)(4) as a material inducement to you entering into employment with the Company. The Option is a Nonstatutory Stock Option and is granted outside of, but subject to the terms of the Chimerix, Inc. 2024 Equity Incentive Plan (the “Plan”) and other relevant Plan provisions as if it had been granted as a Nonstatutory Stock Option under Section 4 of the Plan, except as otherwise provided for herein. Capitalized terms not explicitly defined in this Option Agreement but defined in the Grant Notice or the Plan will have the same definitions as in the Grant Notice or Plan, as applicable.

The general terms and conditions applicable to your Option are as follows:

1.             Governing Plan Document. Your Option is subject to all the provisions of the Plan, including but not limited to the provisions in Section 6 regarding the impact of a Capitalization Adjustment, dissolution, liquidation, or Transaction on your Option, Section 9(g) regarding the Company’s retained rights to terminate your Continuous Service notwithstanding the grant of the Option, and Section 10(b) regarding the tax consequences of your Option. Notwithstanding the foregoing, because your Option is not granted under the Plan, it is not required to comply with Section 9(a) of the Plan governing stock options granted under the Plan. Your Option is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between this Option Agreement and the provisions of the Plan, the provisions of the Plan will control.

2.             Exercise.

(a)           You may generally exercise the vested portion of your Option at any time during its term by delivery of payment of the exercise price and applicable withholding taxes and other required documentation to the Plan Administrator in accordance with the option exercise procedures established by the Plan Administrator, which may include an electronic submission. Please review Sections 4(h), 4(j) and 7(b)(v) of the Plan, which may restrict or prohibit your ability to exercise your Option during certain periods.

(b)           You may pay your Option exercise price as follows:

(i)               cash, check, bank draft or money order;

(ii)              pursuant to a “cashless exercise” program as further described in Section 4(c)(ii) of the Plan if at the time of exercise the Common Stock is publicly traded (or otherwise subject to the Company and/or Committee’s consent at the time of exercise);

(iii)             subject to Company and/or Committee consent at the time of exercise, by delivery of previously owned shares of Common Stock as further described in Section 4(c)(iii) of the Plan; or

(iv)             subject to Company and/or Committee consent at the time of exercise, by a “net exercise” arrangement as further described in Section 4(c)(iv) of the Plan.

3.             Term. You may not exercise your Option before the commencement of its term or after its term expires. The term of your Option commences on the Date of Grant and expires upon the earliest of the following:

(a)            immediately upon the termination of your Continuous Service for Cause;

(b)            three months after the termination of your Continuous Service for any reason other than Cause, your Retirement (as defined below), your Disability or your death;

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(c)           12 months after the termination of your Continuous Service due to Retirement (as defined below);

(d)           12 months after the termination of your Continuous Service due to your Disability;

(e)           18 months after your death if you die during your Continuous Service;

(f)            immediately upon a Transaction if the Board has determined that the Option will terminate in connection with a Transaction;

(g)           the Expiration Date indicated in your Grant Notice; or

(h)           the day before the 10th anniversary of the Date of Grant.

“Retirement” for purposes of this Option means the termination of your Continuous Service on or after the date you attain the age of 59.5 years, by reason of either (x) the Company without Cause (and other than as a result of your Disability or death) or (y) your resignation for any reason.

Notwithstanding the foregoing, if you die during the period provided in Section 3(b), 3(c) or 3(d) above, the term of your Option will not expire until the earlier of (i) eighteen months after your death, (ii) upon any termination of the Option in connection with a Transaction, (iii) the Expiration Date indicated in your Grant Notice, or (iv) the day before the tenth anniversary of the Date of Grant. Additionally, the Post-Termination Exercise Period of your Option may be extended as provided in Section 4(h) of the Plan.

4.             Withholding Obligations. As further provided in Section 8 of the Plan: (a) you may not exercise your Option unless the applicable tax withholding obligations are satisfied, and (b) at the time you exercise your Option, in whole or in part, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and/or foreign tax or social insurance withholding obligations, if any, which arise in connection with the exercise of your Option.

5.             Transferability. Except as otherwise provided in Section 4(e) of the Plan, your Option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

6.             Questions. If you have questions regarding these or any other terms and conditions applicable to your Option, including the applicable federal income tax consequences please see the prospectus for the Plan which is available on the Company’s intranet site. You can request a paper copy of the prospectus for the Plan from the Plan Administrator.

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